April 29, 2008

Mail Stop 4561

Mr. Thomas E. Faust Jr.
Chief Executive Officer
Belport Capital Fund LLC
255 State Street
Boston, Massachusetts 02109

Re: Belport Capital Fund LLC
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File Number: 000-49775

Dear Mr. Faust:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed February 29, 2008

Note 7, Investments in Real Estate Joint Ventures, page 53

1.   We note your disclosure that Belport Realty owns 100% of the Class A shares of your two real estate joint ventures, which represents 75% of the initial economic interest in each joint venture. We also note that you filed an Item 4.02 Form 8-K on June 5, 2007 in which you determined that consolidation of these joint ventures, as previously reported, was not appropriate since you did not have voting rights to control significant decisions. As a result, you restated your

historical financial statements which were reflected in your Form 10-K for the period ended December 31, 2006. Please tell us how de-consolidation of these joint ventures is appropriate based upon the following disclosures in your filing:

- On page 9 you disclose that ERP and ASN each own 25% of the voting shares of Bel Multifamily and Monadnock, respectively, for which Belport Realty owns the balance of such shares; and
- On page 53 you disclose that the primary distinction between the Class A shares and the Class B shares, held by unrelated parties, relates only to distribution priority.

Please provide us with excerpts from each of your joint venture agreements which describes the shareholder rights for each of your Class A shares and clearly substantiates that your Class A shares do not have voting rights. Additionally, if these shares do not have voting rights, please revise the relevant sections of your future filings appropriately. Please provide us with a copy of your proposed disclosures.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

Sincerely,

John P. Nolan
Accounting Branch Chief